DXI Energy Updates Woodrush Drill Program

VANCOUVER, BRITISH COLUMBIA, January 29, 2018 - DXI Energy Inc. (TSX: DXI) / (OTCQB: DXIEF) ("DXI" or the "Company"), an upstream oil and gas exploration and production company focused in Colorado's Piceance Basin and the Peace River Arch region of Canada’s Western Sedimentary Basin, is pleased to provide an operational update for its Woodrush project in N.E.B.C.

“We are pleased to report our progress as we move forward with the drilling of high potential targets delineated by the Q3 and Q4 2017 interpretation of reprocessed 3D and 2D seismic data. The Woodrush program’s objective is to significantly extend our existing oil pools south and east of the current producing wells and surface facilities. Our team is committed to maximizing both netbacks and IRR while leveraging our C$12 million of in-place infrastructure that has supported legacy production from the light oil pool discovered and producing since 2008. With the 2017 financing behind us, we would like to thank our shareholders for their financial support of C$2.2MM in new cash, oil field service providers and existing management who converted C$1.65MM of balance sheet debt to equity, and our new US- based institutional partner for the capital they have committed to the immediate drilling operation and the leverage it provides to DXI. Our sites are clearly focused on adding significant, sustainable volumes of light oil to our existing production platform at what we estimate to be amongst the lowest cost new oil available in B.C.,” states Robert L. Hodgkinson, Chairman & CEO.

Woodrush Project: Timeline

A permit application for the Woodrush drilling program and the related pad and road construction was filed with the appropriate regulatory authorities on January 16, 2018. The application requires a minimum 15-day turnaround. Accordingly, we expect to receive our License in the very near term. In preparation for the first well spud, anticipated in mid-February 2018, DXI has completed the following key preparation steps:

a.

The final pre-stack migrated 3D seismic data interpretation has slightly redefined and enhanced the multiple drill targets available. The optimal bottom hole locations of the first two wells have been chosen resulting in the creation of an economic, multi-pod drill plan from a single new surface pad. A third highly attractive bottom hole location is also available without surveying, licensing and building a new pad.

b.	An AFE (authorization for expenditure) has been finalized;
c.	The road contract for the pad has been bid out and secured with construction to be underway as part of our License application.
d.	A drill contract has been signed with Precision Drilling. The rig is ‘hot’ and ready to move when we are.
e.	This phase of the Woodrush drilling program has considerable optionality for expansion prior to seasonal breakup as results define.

Woodrush Project: Legacy Operations

On a historical basis, initial wells at the Woodrush oilfield drilled in 2008 and 2010 each commenced production at rates of approximately 500-700 BOPD of light 42’ gravity crude, have produced over 675,000 barrels of oil since discovery and were still producing at a daily combined rate of 300 BOED through Q2 2017. The current infrastructure consists of tanks, separators, line heaters, compressors, pumps, water injection facilities and pipe-lines and was built at a cost of approximately C$12MM with a production capacity of approximately 2,000 BO/day and up to 3 MMCF gas/day. New discoveries in this location will utilize this existing in-place infrastructure and transportation system to market new production in the most cost effective manner.

About DXI Energy Inc.: DXI Energy Inc. is an upstream oil and natural gas exploration and production company with producing projects in Colorado's Piceance Basin (25,684 net acres) and the Peace River Arch region in British Columbia (13,093 net acres). DXI Energy Inc. maintains offices in Calgary and Vancouver, Canada. The Company is currently publicly traded on the OTCQB (DXIEF) and Toronto Stock Exchange (DXI.TO).

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by DXI Energy and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect DXI Energy Inc.’s operations or financial results, are included in DXI Energy Inc.'s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

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Contact:

DXI Energy Inc.:

Robert L. Hodgkinson	CraigAllison
Chairman & CEO	InvestorRelations-NewYork
604-638-5055	914-882-0960
investor@dxienergy.com	callison@dxienergy.com